May 5, 2025

William Horne
Chief Executive Officer
Hyperscale Data, Inc.
11411 Southern Highlands Parkway
Suite 190
Las Vegas, Nevada 89141

       Re: Hyperscale Data, Inc.
           Registration Statement on Form S-1
           Filed on April 28, 2025
           File No. 333-286788
Dear William Horne:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed April 28, 2025
General

1. Given the nature of your offering, including the size of the transactions relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule
       415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act
       Rules Compliance and Disclosure Interpretations.
2. Revise your filing to specifically incorporate by reference your proxy or information statements filed since the end of your fiscal year. Refer to Item 12(a)(2) of Form S-1.
 May 5, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Kenneth A. Schlesinger